

Mail Stop 3030

June 2, 2009

Mr. Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, California 92614

      Re: **Composite Technology Corporation**
              Form 10-K for the Fiscal Year Ended September 30, 2008
              File No. 000-10999

Dear Mr. Carney:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Martin James
              Senior Assistant Chief Accountant